FORM 11-K




                   (X) ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                       OR

                 ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            For the transition period
                           from             to
                               -----------    -------------

                          COMMISSION FILE NUMBER 1-14756









                               AMEREN CORPORATION
                      LONG-TERM SAVINGS PLAN - IUOE NO. 148



                           Issuer: Ameren Corporation


                              1901 Chouteau Avenue
                            St. Louis, Missouri 63103
                          (Principal Executive Office)

AMEREN CORPORATION
EMPLOYEE LONG-TERM SAVINGS PLAN - IUOE NO. 148
Financial Statements
December 31, 2000 and 1999

AMEREN CORPORATION
Employee Long-Term Savings Plan - IUOE NO. 148
Index
December 31, 2000 and 1999
-------------------------------------------------------------------------------
                                                                     Page


Report of Independent Accountants                                     1


Statement of Net Assets Available for Benefits
 at December 31, 2000 and 1999                                        2


Statement of Changes in Net Assets Available for Benefits
 for the years ended December 31, 2000 and 1999                       3


Notes to Financial Statements                                        4-13








Note: Schedules required by 29CFR 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        Report of Independent Accountants


To the Board of Directors of
Ameren Corporation and the
Participants of the Ameren Corporation
Employee Long-Term Savings Plan -
IUOE No. 148


In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Ameren Corporation Employee Long-Term Savings Plan - IUOE No. 148 (the
Plan) at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



/s/ PriceWaterhouseCoopers LLP

June 28, 2001

AMEREN CORPORATION
Employee Long-Term Savings Plan - IUOE NO. 148
Statement of Net Assets Available for Benefits
December 31, 2000 and 1999
Page 2
--------------------------------------------------------------------------------


                                                 2000                    1999
                                         ------------------     ----------------

Assets


Investments at fair value                  $ 27,924,640            $ 26,039,797


Cash                                             10,613                       -
Interest and dividends receivable                17,836                  14,483
Due from broker for investment sales            252,074                       -


Contributions receivable:
      Participant                                81,434                  73,628
      Employer                                    3,812                       -
                                         ------------------     ----------------
                                                 85,246                  73,628
                                         ------------------     ----------------

Net assets available for benefits          $ 28,290,409            $ 26,127,908
                                         ==================     ================


The accompanying notes are an integral part of these financial statements.

AMEREN CORPORATION
Employee Long-Term Savings Plan - IUOE NO. 148
Statement of Net Assets Available for Benefits
For the Years Ended December 31, 2000 and 1999
Page 3
--------------------------------------------------------------------------------


                                                                             2000                    1999
                                                                           --------                --------
Additions to net assets attributed to:

    Participant contributions                                            $ 1,530,325             $ 1,485,450
    Employer contributions                                                    36,866
    Interest and dividends                                                 1,112,311               1,025,202
    Net appreciation (depreciation)
    in fair value of investments                                           1,482,281                (383,667)
                                                                        -------------             ------------

      Total additions                                                      4,161,783               2,126,985

Deductions from net assets
 attributed to:
    Distributions                                                          1,997,281               1,489,527
    Administrative expenses                                                    2,001                   2,191
                                                                        -------------             ------------
        Total deductions                                                   1,999,282               1,491,718
                                                                        -------------             ------------
Increase in net assets
 available for benefits                                                    2,162,501                 635,267

Net assets available for benefits,
  Beginning of year                                                       26,127,908              25,492,641
                                                                        -------------            -------------

  End of year                                                           $ 28,290,409            $ 26,127,908
                                                                     ==================         ==============



The accompanying notes are an integral part of these financial statements.

AMEREN CORPORATION
Employee Long-Term Savings Plan - IUOE NO. 148
Notes to Financial Statements
December 31, 2000 and 1999
Page 4
--------------------------------------------------------------------------------

1.     Description of the plan

       General
       The following is a brief summary of the various provisions of the Ameren Corporation (the Company) Employee Long-Term Savings Plan - IUOE No. 148 (the Plan). The Plan provides for the investment in certain funds under the Plan for each participating employee (the Participant) of Central Illinois Public Service Company, a wholly owned subsidiary of the Company, and AmerenEnergy Generating Company, an indirectly wholly owned subsidiary of the Company (Participating Subsidiaries). Participants should refer to the Plan document for more complete information.

       The Plan initially was established as the Central Illinois Public Service Company Employee Long-Term Savings Plan - IUOE No. 148. Effective January 1, 2000, the plan was renamed the Ameren Corporation Employee Long-Term Savings Plan - IUOE No. 148.

       The Company adopted the Plan on January 1, 1990, to provide a systematic means by which certain eligible employees of the Company may adopt a regular savings program and secure federal income tax benefits resulting from participation in the Plan. The Plan is a defined contribution plan subject to the Employee Retirement Income Security Act of 1974 (ERISA).

       A committee (the Committee) consisting of at least three persons appointed by the Company administers the Plan. The Committee has the power to adopt rules and regulations as deemed necessary or advisable to carry out the Plan in accordance with its terms. No member of the Committee who is an employee of the Company may receive any remuneration for services performed in this capacity as a member of the Committee. Merrill Lynch Trust Company of America (the Trustee) serves as trustee under terms of the Master Trust.

       Participation
       Each employee of the Participating Subsidiaries receiving regular salary or wages who is part of the IUOE Local No. 148 collective bargaining unit and who has both completed one year of service (defined as a consecutive twelve-month period beginning with his/her employment commencement date or anniversary thereof during which he/she has completed at least 1,000 hours of service) and has attained the age of 21 is eligible to become an active Participant.

       Contributions
       The Plan permits a participant to make contributions to the Plan through payroll reductions from 1% up to 15% of the Participant's compensation (as defined in the Plan document).

AMEREN CORPORATION
Employee Long-Term Savings Plan - IUOE NO. 148
Notes to Financial Statements
December 31, 2000 and 1999
Page 5
--------------------------------------------------------------------------------


       The Tax Reform Act of 1986 limited the maximum annual amount that may be contributed by a Participant to $10,500 in 2000 and $10,000 in 1999. The Company transfers to the Master Trust the amount designated by the Participant where it is placed in a Participant's account no less frequently than semi-monthly. Effective July 1, 2000, the Company makes a matching contribution equal to 10% of the amount of compensation reduction contributions, not to exceed 5% of the participants' compensation while an active participant for such payroll period. Contributions are invested in accordance with the Participant's directions in one or more of the Funds. Employees may make "qualifying rollover contributions" of amounts received as a distribution from a prior employer's plan.

       Vesting
       The amounts in Participants' accounts, including Company contributions, are fully vested at all times.

       Investment options
       Participants may direct their contributions and Company contributions made on their behalf to any of the following investment options.

       Ameren Common Stock Fund - This fund invests in shares of Ameren Corporation common stock which the trustee purchases in the open market from time to time.

       Bond Index Fund - Funds are invested in the Barclays Global Investors Government/Corporate Bond Index Fund which is a stratified sample of bonds comprising the Lehman Brothers Government/Corporate Bond Index (the Bond Index). The Bond Index is comprised primarily of U.S. Government, U.S. Agency and corporate bonds.

       Standard & Poor's (S&P) 500 Equity Index Trust - Funds are invested in the Merrill Lynch Equity Index Trust, a collective trust fund maintained by Merrill Lynch Trust Company. The investment objectives of the Merrill Lynch Equity Index Trust are to approximate the total return of the S&P 500 Composite Stock Index (the Equity Index). The investment strategy has two components. Ordinarily, over 90% of the assets are held as a traditional "full replication" Equity Index portfolio comprised of all, or nearly all, 500 stocks in weightings closely aligned with those of the Equity Index. The balance of the assets are held in a liquidity pool of cash equivalents (hedged by ownership of S&P 500 Index Futures) that provide a return very close to the Equity Index, while allowing low-cost, efficient accommodation of cash flows in and out of the Merrill Lynch Equity Index Trust.

AMEREN CORPORATION
Employee Long-Term Savings Plan - IUOE NO. 148
Notes to Financial Statements
December 31, 2000 and 1999
Page 6
--------------------------------------------------------------------------------

       Money Market Fund - Funds are invested in the Barclays Global Investors Money Market Fund for Employee Benefit Trusts, which provides for investment and reinvestment in a variety of money market instruments, including but not limited to U.S. government and agency securities, bank obligations such as certificates of deposit, banker's acceptances and fixed-time deposits, short-term commercial debt instruments such as commercial paper, unsecured loan participation or variable rate demand notes and repurchase agreements.

       Growth Equity Fund - Funds are invested in a separately managed portfolio consisting primarily of equity securities, or securities convertible into common stocks. A portion of the portfolio may be invested in cash equivalents. The portfolio is managed by Merrill Lynch Asset Management.

       Merrill Lynch Retirement Preservation Trust - Funds are invested primarily in U.S. government and agency securities, guaranteed investment contracts issued generally by insurance carriers and banks, and high-quality money market instruments. This Fund is a collective trust fund maintained by Merrill Lynch Trust Company.

       AIM Value Fund - Funds are invested primarily in equity securities that are judged by the manager to be undervalued. The AIM Value Fund invests primarily in common stocks, convertible bonds and convertible preferred stocks, but also may invest in preferred stocks and other debt securities.

       Merrill Lynch Global Allocation Fund - Class A Shares - This fund varies the mix of investments in United States and foreign equity, debt and money market securities based upon the manager's evaluation of changing market and economic trends.

       Merrill Lynch Capital Fund - Class A Shares - This fund has a fully managed investment policy utilizing equity, debt and convertible securities. Consistent with policy, the Capital Fund's portfolio may, at any given time, be invested substantially in equity securities (stocks), corporate bonds, or money market securities. It is the expectation of the investment manager that over longer periods, a major portion of the Capital Fund's portfolio will consist of equity securities of larger-market capitalization companies.

       Plan Withdrawals/Loans
       No withdrawals from a Participant's account are permitted while the Participant continues to be employed by the Company except that, upon compliance with the provisions of the Plan, one withdrawal may be made each year in limited cases of financial hardship. In addition, Participants may make withdrawals of their rollover contributions and earnings thereon.

AMEREN CORPORATION
Employee Long-Term Savings Plan - IUOE NO. 148
Notes to Financial Statements
December 31, 2000 and 1999
Page 7
--------------------------------------------------------------------------------

       Upon application of a Participant and payment of a loan application fee, the Committee may, in compliance with the Plan, direct the Trustee to make a loan to the Participant from the Participant's account upon such terms as the Committee shall specify. Participants' loans are maintained in the Participant Loan Fund.

       Distributions
       Upon termination of employment for any reason, a Participant will be entitled to receive the balance in the Participant's account less the unpaid amount of any outstanding loan (including accrued interest). Generally, distributions will be made in a lump sum; however, in certain circumstances a Participant may also elect to receive his/her distribution in installments. Certain distributions may be deferred until a participant reaches age 70 1/2, dies, or requests an earlier distribution (whichever occurs first).

       Amounts that have been requested for withdrawal by Participants, but have not yet been distributed by the Plan, are included in net assets available for benefits. There were no amounts requested for withdrawal by Participants, but not yet distributed by the Plan, as of December 31, 2000 or 1999.

       Plan termination
       The Company has a right to terminate the Plan at any time subject to the provisions of ERISA. Upon termination, the Trustee will distribute assets remaining in the Trust Fund with the exception that no distributions shall be made until a participant attains age 59 1/2, except in certain specified situations.

2.     Summary of significant accounting policies

       Basis of accounting
       The financial statements of the Plan are prepared on the accrual basis of accounting.

       Use of estimates
       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

AMEREN CORPORATION
Employee Long-Term Savings Plan - IUOE NO. 148
Notes to Financial Statements
December 31, 2000 and 1999
Page 8
--------------------------------------------------------------------------------

       Investments
       All investments are presented at fair value as of December 31, 2000 and 1999. The fair value of the Ameren Common Stock Fund was determined using year-end published market prices. Investments in equity securities and bonds are valued at net asset market value including accrued income on the last business day of each year. Investments in the Money Market Fund and Merrill Lynch Retirement Preservation Trust are valued at cost plus accrued income, which approximates market. Participant loans are valued at cost, which approximates fair market value.

       Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

       Income
       Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

       Gains and losses on security transactions are recorded on the trade date. Net unrealized appreciation or depreciation for the year is reflected in Net appreciation (depreciation) of investments on the Statement of Changes in Net Assets Available for Benefits.

       Expenses
       In general, expenses to administer the Plan, including fees and expenses of the Trustee, are paid by the Company, except as provided for in the Plan. All transaction fees of an investment fund are paid from the assets of that investment fund.

       Benefit payments
       Benefit payments are recorded when paid.

       Reclassifications
       Certain reclassifications have been made to prior years' financial statements to conform with 2000 reporting.

AMEREN CORPORATION
Employee Long-Term Savings Plan - IUOE NO. 148
Notes to Financial Statements
December 31, 2000 and 1999
Page 9
--------------------------------------------------------------------------------

3.     Investments

       The following table presents investments. Investments that represent five percent or more of the Plan's net assets available for benefits at year end are identified separately.


                                                                           December 31,
                                                                  2000                  1999
                                                                 ------                ------
       Investments at Fair Value as
         Determined by Quoted Market Price

         Ameren Common Stock                                   $9,212,626           $9,525,541

         Common/Collective Trusts:
            S&P 500 Equity Index Trust                          5,932,206            6,020,398
            Bond Index Fund                                       566,731              567,302
            Money Market Fund                                   3,465,971            2,022,774
            Growth Equity Fund                                  3,991,051            4,946,184
            Merrill Lynch Retirement
             Preservation Trust                                 2,028,752              892,063
                                                           --------------       --------------
            Total Common/Collective Trusts                     15,984,711           14,448,721

         Mutual Funds:
          AIM Value Fund                                        1,155,829              643,935
          Merrill Lynch Global Allocation Fund -
                Class A                                           133,956               77,356
          Merrill Lynch Capital Fund - Class A                    328,173              229,777
                                                           --------------       --------------
          Total Mutual Funds                                    1,617,958              951,068

       Investments at Estimated Fair Value

       Loans to Participants                                    1,109,345            1,114,467
                                                            -------------        -------------

       Total Investments                                      $27,924,640          $26,039,797
                                                              ===========          ===========



4.       Transactions with parties-in-interest

       At December 31, 2000, the Plan held Ameren Corporation common stock with a cost and market value of $6,486,748 and $9,212,626, respectively. During 2000, the Plan purchased shares at a cost of $1,866,191 and sold shares valued at $5,351,525 resulting in a net realized gain of $636,300. The Plan also distributed shares valued at $621,872 to persons withdrawing from the Plan.

AMEREN CORPORATION
Employee Long-Term Savings Plan - IUOE NO. 148
Notes to Financial Statements
December 31, 2000 and 1999
Page 10
--------------------------------------------------------------------------------

       At December 31, 1999, the Plan held Ameren Corporation common stock with a cost and market value of $9,675,082 and $9,525,541, respectively. During 1999, the Plan purchased shares at a cost of $3,933,102 and sold shares valued at $1,111,388, resulting in a net realized gain of $105,128. The Plan also distributed shares valued at $350,600 to persons withdrawing from the Plan.

       The Plan held $2,028,752 and $892,063 in the Merrill Lynch Retirement Preservation Trust at December 31, 2000 and 1999, respectively. This Fund is a collective trust fund with book value approximating market.

       At December 31, 2000, the Plan held shares in the S&P 500 Equity Index Trust with a cost and market value of $3,856,086 and $5,932,206, respectively. During 2000, the Plan purchased shares at a cost of $1,373,834 and sold shares valued at $905,149 resulting in a net realized gain of $357,150.

       At December 31, 1999, the Plan held shares in the S&P 500 Equity Index Trust with a cost and market value of $3,027,393 and $6,020,398, respectively. During 1999, the Plan purchased shares at a cost of $2,069,604 and sold shares valued at $1,637,348, resulting in a net realized gain of $214,205.

       At December 31, 2000, the Plan held shares in the Merrill Lynch Global Allocation Fund - Class A with a cost and market value of $143,922 and $133,956, respectively. During 2000, the Plan purchased shares at a cost of $93,425 and sold shares valued at $28,139, resulting in a net realized gain of $161.

       At December 31, 1999, the Plan held shares in the Merrill Lynch Global Allocation Fund - Class A with a cost and market value of $78,475 and $77,356, respectively. During 1999, the Plan purchased shares at a cost of $29,760 and sold shares valued at $38,020, resulting in a net realized loss of $1,192.

       At December 31, 2000, the Plan held shares in the Merrill Lynch Capital Fund - Class A with a cost and market value of $345,769 and $328,173, respectively. During 2000, the Plan purchased shares at a cost of $172,235 and sold shares valued at $59,314, resulting in a net realized loss of $4,875.

       At December 31, 1999, the Plan held shares in the Merrill Lynch Capital Fund - Class A with a cost and market value of $237,723 and $229,777, respectively. During 1999, the Plan purchased shares at a cost of $102,600 and sold shares valued at $34,776, resulting in a net realized gain of $66.

AMEREN CORPORATION
Employee Long-Term Savings Plan - IUOE NO. 148
Notes to Financial Statements
December 31, 2000 and 1999
Page 11
--------------------------------------------------------------------------------


       These transactions are allowable party-in-interest transactions under
       Section 408(b)(8) of the ERISA regulations.

5.     Federal income tax status

       The Plan is intended to qualify as a deferred compensation plan under sections 401 (a) and 401 (k) of the Internal Revenue Code of 1986. Qualification of the Plan means that a Participant will not be subject to federal income taxes on amounts contributed to the Participant's account, or the earnings or appreciation thereon, until such amounts either are withdrawn by the Participant or are distributed to the Participant or a beneficiary in the event of the Participant's death. Payroll reduction contributions to a Participant's account reduce the gross income of the Participant for federal income tax purposes to the extent of the contributions. The Company received a favorable determination letter from the Internal Revenue Service dated August 20, 1996, concerning the qualification of the Plan under federal income tax regulations. In addition, the Company also received a favorable determination letter from the Internal Revenue Service dated December 8, 1986, concerning qualification of the Master Long-Term Savings Trust under federal income tax regulations. Management believes that the Plan is currently designed and is being operated in compliance with requirements of the Internal Revenue Code and that the Plan is tax exempt as of the financial statement date.

       Discussions of the federal income tax consequences of the Plans, including consequences on distributions of Participant's account, are contained in the Company's Employee Long-Term Savings Plan Summary Plan Description (dated July, 2000).

6.     Participation in Master Trust

       The Central Illinois Public Service Company Master Long-Term Savings Trust (the Master Trust) was established April 1, 1985, to serve as the funding medium for the Plan and for the other separate Employee Long-Term Savings Plan which is for the members of the IBEW No. 702 collective bargaining unit employed by the Participating Subsidiaries. This separate plan is not included in this report and is shown separately in its own report. At December 31, 2000 and 1999, the Plan's interest in the net assets of the master trust was approximately 44%.

       The Master Trusts' Statement of Net Assets at December 31, 2000 and 1999 and Statement of Changes in Net Assets for the Year Ended December 31, 2000 and 1999 are detailed on the following pages.

AMEREN CORPORATION
Employee Long-Term Savings Plan - IUOE NO. 148
Notes to Financial Statements
December 31, 2000 and 1999
Page 12
--------------------------------------------------------------------------------

            Statement of Net Assets, Master Trust


                                                               2000                          1999
                                                             -------                        ------
Investments, at fair value:

   Ameren Common Stock Fund                               $ 19,292,555                 $ 17,779,909
   Bond Index Fund                                           1,753,203                    1,572,443
   Money Market Fund                                         5,151,053                    2,986,046
   Growth Equity Fund                                       11,017,606                   13,653,646
   Standard & Poor's (S&P) 500 Equity Index Trust           15,027,531                   15,277,471
   Merrill Lynch Retirement Preservation Trust               2,549,312                    1,194,818
   AIM Value Fund                                            4,585,338                    3,492,094
   Merrill Lynch Global Allocation Fund - Class A              847,694                      485,030
   Merrill Lynch Capital Fund - Class A                        850,298                      722,074
   Participant Loan Fund                                     2,705,672                    2,542,130
                                                           ------------                 ------------
      Total investments                                     63,780,262                   59,705,661


Cash                                                            36,663                           -

Receivables:

   Due from broker for investment sales                        257,905                           -
   Contributions receivable                                    260,927                      229,799
   Interest and dividends receivable                            37,830                       29,891
                                                          --------------                --------------

Net assets available for benefits                         $ 64,373,587                 $ 59,965,351
                                                     ===================              ================

AMEREN CORPORATION
Employee Long-Term Savings Plan - IUOE NO. 148
Notes to Financial Statements
For the Years Ended December 31, 2000 and 1999
Page 13
--------------------------------------------------------------------------------

     Statement of Changes in Net Assets, Master Trust


                                                               2000                       1999
                                                             -------                     ------
Additions:

   Participant contributions                               $ 5,107,076               $ 4,808,612

   Employer contributions                                      334,939                   230,191

   Interest and dividends                                    2,395,414                 2,082,361

   Net appreciation in fair value of investments               827,966                 1,177,732
                                                           ------------             -------------
       Total additions                                       8,665,395                 8,298,896
                                                           ------------             -------------

Deductions:

   Distributions                                             4,250,519                 2,692,076

   Administrative expenses                                       6,640                     5,992
                                                            -----------             -------------
       Total deductions                                      4,257,159                 2,698,068
                                                            -----------             -------------

Increase in net assets available for benefits                4,408,236                 5,600,828

Net assets available for benefits

   Beginning of year                                        59,965,351                54,364,523
                                                           -------------            -------------

   End of year                                            $ 64,373,587              $ 59,965,351
                                                      ==================          =================


                                    SIGNATURE

              The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                                AMEREN CORPORATION
                                                LONG-TERM SAVINGS
                                                PLAN - IUOE NO. 148



                                             AMEREN SERVICES COMPANY
                                                (Administrator)





                                         By       /s/ Jean M. Hannis
                                             --------------------------
                                                      Jean M. Hannis
                                                      Vice President

June 29, 2001




                                 EXHIBIT INDEX

                           Exhibits Filed Herewith
                           -----------------------


Exhibit No.                     Description
-------------            ---------------------------

    23                 Consent of Independent Accountants

                                                                    EXHIBIT 23




                  CONSENT OF INDEPENDENT ACCOUNTANTS


           We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-43743) of Ameren Corporation of our report dated June 28, 2001 on the financial statements of the Ameren Corporation Long-Term Savings Plan, IUOE No. 148 for the year ended December 31, 2000, which is included in this Form 11-K.




/s/ PricewaterhouseCoopers LLP

St. Louis, Missouri
June 28, 2001